

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2025

Brian D. Spielmann
Chief Financial Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, WI 53719

      Re: First Business Financial Services, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-34095

Dear Brian D. Spielmann:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance